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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

DEPENDENCE UPON CONDITIONS IN THE AIRLINE INDUSTRY

      The Company's principal customers are the world's commercial airlines. As a result, the Company's business is directly dependent upon the financial condition of the world's commercial airlines. In the late 1980s and early 1990s, the world airline industry suffered a severe downturn, which resulted in record losses and several air carriers seeking protection under bankruptcy laws. As a consequence, during such period, airlines sought to conserve cash by reducing or deferring scheduled cabin interior refurbishment and upgrade programs and delaying purchases of new aircraft. This led to a significant contraction in the commercial aircraft cabin interior products industry, and a decline in the Company's business and profitability. The airline industry has experienced an economic turnaround and the levels of airline spending on refurbishment and new aircraft purchases have expanded. However, there can be no assurance that the current financial strength of the airline industry will continue or that the airlines will maintain or increase expenditures on cabin interior products for refurbishments or new aircraft.

Recently, turbulence in the financial and currency markets of many Pacific Rim countries has led to uncertainty with respect to the economic outlook for these countries. Although not all carriers have been affected by the current economic events in the Pacific Rim, certain carriers could cancel or defer their existing orders and future orders from airlines in these countries may be adversely affected.

NEW PRODUCT INTRODUCTIONS AND TECHNOLOGICAL CHANGE

     Airlines currently are taking delivery of a new generation of aircraft and demanding increasingly sophisticated cabin interior products. As a result, the cabin interior configurations of commercial aircraft are becoming more complex and will require more technologically advanced and integrated products. For example, airlines increasingly are seeking sophisticated in-flight entertainment systems, such as the MDDS interactive individual-passenger in-fight entertainment system developed by B/E. Development of the MDDS required substantial investment by the Company and third parties in research, development and engineering. Earnings contributions from this product will depend, to a significant extent, on the Company's ability to manufacture successfully and deliver, on a timely basis, its MDDS product and to have the MDDS perform at the level expected by B/E's customers and their passengers, as well as the Company's ability to continue to develop, profitability manufacture and deliver, on a timely basis, other technologically advanced, reliable high-quality products, which can be readily integrated into complex cabin interior configurations.

COMPETITION

     The Company competes with a number of established companies that have significantly greater financial, technological and marketing resources than the Company. Although the Company has achieved a significant share of the market for a number of its cabin interior products, there can be no assurance that the Company will be able to maintain this market share. The ability of the Company to maintain its market share will depend not only on its ability to remain the supplier of retrofit and refurbishment products and spare parts on the commercial fleets on which its products are currently in service, but also on its success in causing its products to be selected for installation in new aircraft, including next-generation aircraft, expected to be purchased by the airlines over the next decade, and in avoiding product obsolescence. In addition, the Company's primary competitors in the market for new passenger entertainment products, including individual seat video and in-flight entertainment and cabin management systems, Matsushita Electronics and Rockwell Collins, have significantly greater technological capabilities and financial and marketing resources than the Company.

ADVERSE CONSEQUENCES OF FINANCIAL LEVERAGE

     The Company has substantial indebtedness and, as a result, significant debt service obligations. As of February 28, 1998, the Company had approximately $383 million aggregate amount of indebtedness outstanding, representing 53% of total capitalization.
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     The degree of the Company's leverage could have important consequences to purchasers or holders of its shares of common stock, including: (i) limiting the Company's ability to obtain additional financing to fund future working capital requirements, capital expenditures, acquisitions or other general corporate requirements; (ii) requiring a substantial portion of the Company's cash flow from operations to be dedicated to debt service requirements, thereby reducing the funds available for operations and further business opportunities; and (iii) increasing the Company's vulnerability to adverse economic and industry conditions. In addition, since any borrowings under the Company's bank credit facilities will be at variable rates of interest, the Company will be vulnerable to increases in interest rates. The Company may incur additional indebtedness in the future, although its ability to do so will be restricted by the indentures governing the Company's 9 7/8% Notes, 8% Notes and Bank Credit Facilities. The ability of the Company to make scheduled payments under its present and future indebtedness will depend on, among other things, the future operating performance of the Company and the Company's ability to refinance its indebtedness when necessary. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control.

     The Company's bank credit facilities and the indentures governing the 9 7/8% Notes and 8% Notes contain numerous financial and operating covenants that will limit the discretion of the Company's management with respect to certain business matters. These covenants will place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, and to sell or otherwise dispose of assets and merge or consolidate with other entities. The Company's bank credit facilities also require the Company to meet certain financial ratios and tests. A failure to comply with the obligations contained in the Company's bank credit facilities, or the indentures governing the 9 7/8% Notes and 8% Notes, could result in an event of default under the Company's Bank Credit Facilities, or the aforementioned indentures, which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions.

CUSTOMER DELIVERY REQUIREMENTS

     The commercial aircraft cabin interior products industry is currently experiencing a period of rapid growth. Since February 1997, the Company has experienced a 33% increase in its backlog. The ability of the Company to receive new contract awards and to deliver its existing backlog is dependent upon its (and its suppliers') ability to ramp-up deliveries to meet the recent surge in demand. Although the Company believes it has sufficient manufacturing capacity to meet customer demand, and each of its acquired businesses have previously delivered products at a significantly higher level, there can be no assurance that the Company, or its suppliers, will be able to meet the increased product delivery requirements.

ABILITY TO INTEGRATE ACQUIRED BUSINESSES

     Since 1987, B/E has acquired eleven companies. The Company intends to consider future strategic acquisitions in the commercial airline cabin interior industry, some of which could be material to the Company. The ability of the Company to continue to achieve its goals will depend upon its ability to integrate effectively the recent and any future acquisitions and to achieve cost efficiencies. Although B/E has been successful in the past in doing so, there can be no assurance that the Company will continue to be successful.

REGULATION

     The Federal Aviation Administration (the "FAA") prescribes standards and licensing requirements for aircraft components, including virtually all commercial airline cabin interior products, and licenses component repair stations within the United States. Comparable agencies regulate these matters in other countries. If the Company fails to obtain a required license for one of its products or services or loses a license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing FAA requirements and retrofitting installed products to comply with new FAA requirements can be both expensive and time-consuming.